                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Tele-Communications, Inc.
                      -------------------------------------
                                (NAME OF ISSUER)
1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                      -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.    Series A TCI Group Common Stock:                                87924V101
2.    Series B TCI Group Common Stock:                                87924V200
3.    Series A Liberty Media Group Common Stock:                      87924V507
4.    Series B Liberty Media Group Common Stock:                      87924V606
5.    Series A Ventures Group Common Stock:                           87924V887
6.    Series B Ventures Group Common Stock:                           87924V879
7.    Class B Preferred Stock:                                        87924V309
                      -------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                   May 29, 1998
                      -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing  person has  previously  filed a statement  on  Schedule  13G to report the acquisition  that is the subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because of  Section 240.13d-1(e),  240.13d-1(f)  or 240-13d-1(g), check the following box. / /
NOTE:  Schedules filed in paper format shall include a signed  original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The  remainder of this cover page shall be filled out for a reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1


                                                            CUSIP Nos.
Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                   Gary Magness
---------------------------------------------------------------------------------------------------------------------
             2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                   (a) / /
                   (b) /X/
---------------------------------------------------------------------------------------------------------------------
             3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)    Source of Funds (See Instructions)          N/A.  See Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
                   Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)    Citizenship or Place of Organization    U.S.A.
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A TCI Group Common Stock                         593,147(1)
                                                  Series B TCI Group Common Stock                         575,824(2)
Number of Shares                                  Series A Liberty Media Group Common Stock               438,583(1)
  Beneficially                                    Series B Liberty Media Group Common Stock               281,197(2)
  Owned by Each                                   Series A Ventures Group Common Stock                    560,175(1)
Reporting Person                                  Series B Ventures Group Common Stock                    317,547(2)
      With                                        Class B Preferred Stock                                  64,598(2)
                  ---------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
                   9) Sole Dispositive Power      Series A TCI Group Common Stock                         593,147(1)
                                                  Series B TCI Group Common Stock                         575,824(2)
                                                  Series A Liberty Media Group Common Stock               438,583(1)
                                                  Series B Liberty Media Group Common Stock               281,197(2)
                                                  Series A Ventures Group Common Stock                    560,175(1)
                                                  Series B Ventures Group Common Stock                    317,547(2)
                                                  Class B Preferred Stock                                  64,598(2)
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
                  11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 Series A TCI Group Common Stock                      14,799,763(1)
                                                 Series B TCI Group Common Stock                      14,782,440(2)
                                                 Series A Liberty Media Group Common Stock            18,476,504(1)
                                                 Series B Liberty Media Group Common Stock            11,735,890(2)
                                                 Series A Ventures Group Common Stock                 12,594,473(1)
                                                 Series B Ventures Group Common Stock                 12,351,845(2)
                                                 Class B Preferred Stock                                  64,598(2)
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  3.0% of Series A TCI Group Common Stock
                  29.5% of Series B TCI Group Common Stock
                  5.5% of Series A Liberty Media Group Common Stock
                  37.0% of Series B Liberty Media Group Common Stock
                  3.2% of Series A Ventures Group Common Stock
                  27.2% of Series B Ventures Group Common Stock
                  4.2% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
            14)   Type of Reporting Person (See Instructions)            IN
---------------------------------------------------------------------------------------------------------------------
                  (1) Series B TCI Group Common Stock, Series B Liberty Media
           Group Common Stock and Series B Ventures Group Common Stock are
           convertible at any time on a one-for-one basis into Series A TCI
           Group Common Stock, Series A Liberty Media Group Common Stock and
           Series A Ventures Group Common Stock, respectively. SEE Item 5 below.
           The numbers of shares of Series A TCI Group Common Stock, Series A
           Liberty Media Group Common Stock and Series A Ventures Group Common
           Stock shown in rows 7 through 11 above assume that the shares of
           Series B TCI Group Common Stock, Series B Liberty Media Group Common
           Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI
           Group Common Stock, Series A Liberty Media Group Common Stock, and
           Series A Ventures Group Common Stock, respectively.
                  (2) SEE Item 5.
---------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

    Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Gary Magness:

    1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

    2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

    3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

    4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

    5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

    6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

    7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

    The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    In May 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Irrevocable Trust (the "Kim Magness Trust"), of which Kim Magness is the sole trustee and current primary beneficiary, and 62,500 shares of Class B Preferred Stock to the Gary Magness Irrevocable Trust (the "Gary Magness Trust"), of which Gary Magness is the sole trustee and current primary beneficiary, as the beneficiaries entitled to distribution of such shares.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    In May 1988, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Trust, of which Kim Magness is the sole trustee and current primary beneficiary, and 62,500 shares of Class B Preferred Stock to the Gary Magness Trust, of which Gary Magness is the sole trustee and current primary beneficiary, as the beneficiaries entitled to distribution of such shares. The Bob Magness Estate does not hold any shares of Class B Preferred Stock as to which there is sole or shared power to vote or dispose of the shares. For purposes of this report, Gary Magness is considered to beneficially own 62,500 shares of Class
B Preferred Stock distributed pursuant to the Last Will and Testament of Bob Magness to the Gary Magness Trust since Gary Magness is the sole trustee and current primary beneficiary of the Gary Magness Trust and as such has sole power to vote and dispose the Class B Preferred Stock held by the Gary
Magness Trust. Gary Magness is not a beneficial owner of any shares of Class
B Preferred Stock as to which there is shared power to vote or dispose the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                  AMOUNT AND NATURE OF         PERCENT OF             TOTAL
       TITLE OF CLASS                             BENEFICIAL OWNERSHIP       CLASS POWER(1)      VOTING POWER(1)
       --------------                             --------------------       --------------      ---------------
                                                                                                      16.0%

       Series A TCI Group Common Stock            14,799,763(2)(3)(4)(5)(6)            3.0%

       Series B TCI Group Common Stock            14,782,440(2)(3)(4)(5)(6)           29.5%

       Series A Liberty Media Group Common Stock  18,476,504(2)(3)(4)(5)(6)            5.5%

       Series B Liberty Media Group Common Stock  11,735,890(2)(3)(4)(6)              37.0%

       Series A Ventures Group Common Stock       12,594,473(2)(3)(4)(5)               3.2%

       Series B Ventures Group Common Stock       12,351,845(2)(3)(4)(5)              27.2%

       Class B Preferred Stock                           64,598(4)                     4.2%

(1) Based on 472,207,363 shares of Series A TCI Group Common Stock, 50,126,345 shares of Series B TCI Group Common Stock, 326,076,668 shares of Series A Liberty Media Group Common Stock, 31,745,757 shares of Series B Liberty Media Group Common Stock, 377,114,654, shares of Series A Ventures Group Common Stock, 45,367,134 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 53,120 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media

         Group Preferred Stock, Series C, 6,446,794 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,567,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on April 30, 1998, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

         In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A
         TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series A Ventures Group Common Stock and Class B Preferred Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 16.0% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item 4 above whereby the Bob Magness Estate exchanged with the Company 30,545,864 shares of Series B TCI Group Common Stock for an equal number of shares of Series A TCI Group Common Stock (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares, Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

         In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

         In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 14,206,616 shares of Series A TCI Group Common Stock, (ii) 14,206,616 shares of Series B TCI Group Common Stock (which number includes 4,035,271 shares of Series B TCI Group Common Stock representing the Bob Magness Estate's proportional share of the Malone Right), (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock, (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

         Effective May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Trust and 62,500 shares of Class B Preferred Stock to the Gary Magness Trust. The Bob Magness Estate does not hold any shares of the Class B Preferred Stock.

(5) Includes, as applicable, 8,313 shares of Series A TCI Group Common Stock, 102 shares of Series B TCI Group Common Stock, 6,300 shares of Series A Liberty Media Group Common Stock, 17,402 shares of Series A Ventures Group Common Stock, and 5,796 shares of Series B Ventures Group Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes, as applicable, 3,850 shares of Series A TCI Group Common Stock, 1,100 shares of Series B TCI Group Common Stock, 920 shares of Series A Liberty Media Group Common Stock and 500 shares of Series B Liberty Media Group Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

         Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the Shares:


                                        Class of Security              Sole Power        Shared Power
                                        -----------------              ----------        ------------
                    Series A TCI Group Common Stock                     593,147          14,206,616
                    Series B TCI Group Common Stock                     575,824          14,206,616
                    Series A Liberty Media Group Common Stock           438,583          18,037,921
                    Series B Liberty Media Group Common Stock           281,197          11,454,693
                    Series A Ventures Group Common Stock                560,175          12,034,298
                    Series B Ventures Group Common  Stock               317,547          12,034,298
                    Class B Preferred Stock                              64,598                   0

    Item 5(e) of the Statement is hereby deleted in its entirety and replaced with the following:

    (e) The date on which the filing person ceased to be the beneficial owner of more than five percent of the Class B Preferred Stock was May 29, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998

         /s/ Gary Magness
-------------------------------------------
Gary Magness